

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2011

<u>Via E-mail</u>
Glenn P. Sblendorio
Executive Vice President
      And Chief Financial Officer
The Medicines Company
8 Sylvan Way
Parsippany, New Jersey 07054

Re: **The Medicines Company**
                  Form 10-K for the Fiscal Year Ended December 31, 2010
                  Filed March 15, 2011
                  Form 10-Q for the Quarterly Period Ended March 31, 2011
                  Filed May 10, 2011
                  File No. 000-31191

Dear Mr. Sblendorio:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Joel Parker

                                Joel Parker
                                Accounting Branch Chief